UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D/A

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

Platinum Group Metals Ltd.

(Name of Issuer)

Common shares, no par value

(Title of Class of Securities)

72765Q601

(CUSIP Number)

Karen Oliver

Deepkloof Limited

No. 2, The Forum

Grenville Street

St Helier

Jersey

JEI 4HH

Telephone Number: +44 1534 823000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 17, 2021

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No. 72765Q601	Page 2 of 6

1	NAME OF REPORTING PERSONS Deepkloof Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF/OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Jersey, Channel Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 21,592,021
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 21,592,021

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,592,021
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 29.2% (1)
14	TYPE OF REPORTING PERSON* CO

(1)	Based on 73,829,627 common shares outstanding as of February 26, 2021 (as disclosed on the Issuer’s website on such date).

See Item 4 of this Schedule 13D for further information.

CUSIP No. 72765Q601	Page 3 of 6

1	NAME OF REPORTING PERSONS HCI Invest14 Holdco (Pty) Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF/OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION South Africa

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 21,592,021
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 21,592,021

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,592,021
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 29.2% (1)
14	TYPE OF REPORTING PERSON* CO

(1)	Based on 73,829,627 common shares outstanding as of February 26, 2021 (as disclosed on the Issuer’s website on such date). See Item 4 of this Schedule 13D for further information.

CUSIP No. 72765Q601	Page 4 of 6

1	NAME OF REPORTING PERSONS Hosken Consolidated Investments Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF/OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION South Africa

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 21,592,021
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 21,592,021

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,592,021
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 29.2% (1)
14	TYPE OF REPORTING PERSON* CO

(1)	Based on 73,829,627 common shares outstanding as of February 26, 2021 (as disclosed on the Issuer’s website on such date). See Item 4 of this Schedule 13D for further information.

CUSIP No. 72765Q601	Page 5 of 6

EXPLANATORY NOTE

This Amendment No. 1 to Schedule 13D amends and supplements the Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission on December 28, 2020 (the “Schedule 13D”), and amends and supplements the Schedule 13D as specifically set forth herein. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable. Except as set forth below, all previous Items remain unchanged.

Item 4. Purpose of Transaction.

Item 4 of Schedule 13D is hereby amended and supplemented by adding the following paragraphs:

From February 10, 2021 to February 18, 2021, HCI, through Deepkloof, sold an aggregate of 757,833 Shares in open market transactions on the New York Stock Exchange for aggregate gross proceeds of $3,995,812. After giving effect to such sales, the Reporting Persons beneficially owned 29.2% of the total amount of Shares outstanding as of February 26, 2021.

On February 11, 2021, Deepkloof filed a Form 144 with the SEC disclosing its intent to sell up to 2,600,000 Shares. Subject to applicable securities laws and regulations, market conditions and other factors, the Reporting Persons plan to sell such Shares opportunistically, but reserve the right to acquire securities of the Issuer, including Shares. There can be no assurance, however, that any Reporting Person will take any such actions.

Item 5. Interest in Securities of the Issuer.

Item 5 of Schedule 13D is hereby amended and restated in its entirety as follows:

(a), (b)

Deepkloof beneficially owns 21,592,021 Shares, representing 29.2% of the 73,829,627 Shares outstanding as of February 26, 2021 as reported on the Company’s website on such date. HCI holds 100% of the equity interests in Invest14, and Invest14 holds 100% of the equity interests in Deepkloof. As a result, each of HCI and Invest14 may be deemed to beneficially own, and have shared voting and dispositive power with respect to, all such Shares.

(c)

The Reporting Persons sold the following Shares in the open market in the sixty days preceding the date of this filing:

Date of Sale	Weighted Average Price	Number of Shares Sold
February 10, 2021	$5.1043	55,085
February 11, 2021	$5.1044	41,642
February 12, 2021	$5.1136	106,158
February 16, 2021	$5.3464	400,000
February 17, 2021	$5.2963	148,800
February 18, 2021	$5.3002	6,148

(d)

No person (other than the Reporting Persons) has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Shares beneficially owned by the Reporting Persons.

CUSIP No. 72765Q601	Page 6 of 6

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the persons named below have agreed to the joint filing on behalf of each of them for this statement.

Date: March 1, 2021

DEEPKLOOF LIMITED

By:	Beaumont (Directors) Limited, corporate director

By:	/s/ Karen Oliver
	Name:	Karen Oliver
	Title:	Director of Beaumont (Directors) Limited

By:	/s/ Paul Matthams
	Name:	Paul Matthams
	Title:	Director of Beaumont (Directors) Limited

HCI INVEST14 HOLDCO (PTY) LIMITED

By:	/s/ John Anthony Copelyn
	Name:	John Anthony Copelyn
	Title:	Director of HCI Invest14 Holdco (Pty) Limited

HOSKEN CONSOLIDATED INVESTMENTS LIMITED

By:	/s/ John Anthony Copelyn
	Name:	John Anthony Copelyn
	Title:	Director of Hosken Consolidated Investments Limited